Cowen and Company, LLC

Statement of Financial Condition

December 31, 2022

(SEC I.D. No. 8-22522)

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-22522

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/2022_____ AND ENDING _____12/31/2022_____
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____**Cowen and Company, LLC**_____

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

599 Lexington Avenue

(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joel Potenciano	**646-562-1714**	**Joel.Potenciano@cowen.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP

(Name – if individual, state last, first, and middle name)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**185**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel Potenciano, affirm that, to the best of my knowledge and belief, the financial report pertaining to Cowen and Company, LLC as of December 31, 2022, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MATTHEW FLUDGATE
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01FL5061197
Qualified in Kings County
Commission Expires November 1, 2026

Notary Public _____

_____
Joel Potenciano – Chief Financial Officer

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Cowen and Company, LLC
Contents
December 31, 2022



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Management
Cowen and Company, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cowen and Company, LLC (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

New York, New York
February 24, 2023

Cowen and Company, LLC
Statement of Financial Condition
December 31, 2022

(in thousands)

Assets

Cash	$	411,461
Cash segregated under federal and other regulations		89,807
Collateralized Agreements:		
Securities borrowed, net of allowance of $66		2,369,351
Securities purchased under agreements to resell		121,718
Deposits with clearing organizations and brokers		83,114
Receivable from brokers, dealers and clearing organizations, net of allowance of $350		356,982
Receivable from customers		33,300
Receivable from subordinated customers		5,107
Securities owned, at fair value ($34,708 were pledged to various parties)		210,048
Receivable on derivative contracts, at fair value		28,197
Interest and dividends receivable		14,611
Corporate finance and syndicate fees receivable, net of allowance of $7,060		45,205
Goodwill		128,851
Intangible assets, net of accumulated amortization of $23,640		12,882
Other assets, net of allowance of $1,748		18,100
Total assets	$	3,928,734

Liabilities and Member's Equity
Liabilities

Collateralized Agreements:		
Securities loaned	$	1,840,791
Securities sold under agreements to repurchase		133,130
Payable to brokers, dealers and clearing organizations		362,362
Payable to customers		125,472
Payable to subordinated customers		15,066
Securities sold, not yet purchased, at fair value		250,365
Payable on derivative contracts, at fair value		8,745
Interest and dividends payable		27,016
Syndicate fees payable		25,385
Due to related parties		63,473
Compensation payable		219,461
Accounts payable, accrued expenses and other liabilities (includes $11,034 at fair value)		40,928
Total liabilities		3,112,194
Member's equity	$	816,540
Total liabilities and member's equity	$	3,928,734

The accompanying notes are an integral part of this Statement of Financial Condition.

1. Organization and Business

Cowen and Company, LLC (the "Company"), a Delaware single member limited liability company, is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 ("SEA") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also registered as an introducing futures broker with the Commodities Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company is a member of other self-regulatory organizations ("SROs"), the New York Stock Exchange and other principal exchanges. FINRA serves as the Company's Designated Examining Authority. The Company is subject to the regulations of the SEC, FINRA, CFTC, NFA, as well as other SROs and exchanges. The Company is a wholly-owned subsidiary of Cowen Holdings, Inc. ("Parent") which is an indirectly wholly-owned subsidiary of Cowen Inc. ("Ultimate Parent").

The Company provides a comprehensive suite of execution and clearing services to market participants, including equities, fixed income and commission management services. The Company also offers research, sales and trading, investment banking, securities financing and prime brokerage to corporations and institutional investor clients. Primary target sectors include healthcare, technology, media and telecommunications, information and technology services, consumer, industrials and energy. The Company's institutional clients include banks, investment managers, hedge funds, corporations, plan sponsors, broker-dealers, family offices, and financial intermediaries.

On August 1, 2022, the Ultimate Parent, The Toronto-Dominion Bank, a Canadian chartered bank ("TD"), and Crimson Holdings Acquisition Co., a Delaware corporation and an indirect wholly owned subsidiary of TD ("Merger Sub"), entered into an Agreement and Plan of Merger pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Ultimate Parent (the "Merger"), with the Ultimate Parent and its consolidated subsidiaries, including the Company, becoming indirect wholly-owned subsidiaries of TD.

2. Significant Accounting Policies

Basis of Presentation
The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of the accompanying statement of financial condition.

Use of Estimates
The preparation of the accompanying statement of financial condition in conformity with US GAAP requires the management of the Company to make estimates and assumptions that affect the fair value of securities, the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the accompanying statement of financial condition, as well as the accounting for goodwill and identifiable intangible assets. Actual results could materially differ from those estimates.

Cash
Cash consists of cash held on deposit with BMO Harris Bank NA and Bank of America, N.A.

Cowen and Company, LLC
Notes to Statement of Financial Condition
December 31, 2022

Cash Segregated Under Federal and Other Regulations
Cash segregated under federal and other regulations ("Segregated cash") consists of cash deposited in special reserve bank accounts for the exclusive benefit of customers ("Customer Reserve Bank Accounts") and cash deposited in special reserve bank accounts for brokers and dealers ("PAB Reserve Bank Accounts") under the Customer Protection Rule 15c3-3 of the SEA ("SEA Rule 15c3-3"). Segregated cash is held at Texas Capital Bank, N.A. and CIBC Bank USA.

Please refer to Note 3, "Segregated Cash", and Note 10, "Regulatory Requirements", for additional information.

Deposits with Clearing Organizations and Brokers
Under the terms of the agreements between the Company and some of its clearing organizations and brokers, balances owed to these counterparties are collateralized by certain of the Company's cash balances that could be used to offset losses incurred by the clearing organizations and brokers on behalf of the Company's activities, if such losses were to occur. Deposits with clearing organizations and brokers are primarily held in cash, or highly liquid investments including money market funds.

Allowance for Credit Losses
The Company measures the allowance for credit losses in accordance with ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 prescribes the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under ASC 326, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer). The guidance in ASC 326 does not apply to loans and receivables between entities under common control.

The Company applies the guidance in ASC 326 to securities borrowed and fees and other receivables from non-related parties carried at amortized cost (including, but not limited to, receivables related to securities transactions, corporate finance and syndicate receivables, underwriting fees, strategic/financial advisory fees and placement and sales agent fees).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, carried at amortized cost, including securities borrowed and fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

For securities borrowed, the Company applies a practical expedient to measure the allowance for credit losses based on the fair value of the collateral. If the fair value of the collateral held exceeds the amortized cost and the borrower is expected to continue to replenish the collateral as needed, the Company will not recognize an allowance. If the fair value of collateral is less than amortized cost and the borrower is expected to continue to replenish the collateral as needed, the Company applies the CECL model, utilizing

a probability and loss given default methodology, only to the extent of the shortfall between the fair value of the collateral and amortized cost.

Fair Value Measurements

US GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3   Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The Company primarily uses the market approach to value its financial instruments measured at fair value. In determining an instrument's level within the hierarchy, the Company categorizes the Company's financial instruments into two categories: securities and derivative contracts. To the extent applicable, each of these categories can further be divided between those held long or sold short.

Securities

Securities with values based on quoted market prices in active markets for identical assets are classified within level 1 of the fair value hierarchy. These securities include active listed equities, units, warrants, rights, preferred stocks and exchange traded funds ("ETFs").

Certain positions for which trading activity may not be readily visible, including certain corporate bonds, preferred stock, common stock, ETFs and units, are stated at fair value and classified within level 2 of the fair value hierarchy. The estimated fair values assigned by management are determined in good faith and are based on available information considering trading activity, broker quotes, quotations provided by published pricing services, counterparties and other market participants, and pricing models using quoted inputs, and do not necessarily represent the amounts which might ultimately be realized. As level 2

investments include positions that are not always traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability. Level 3 securities consist of financial instruments such as private investments where market data is not readily available or observable.

Securities owned, and securities sold, not yet purchased transactions are recorded on a trade date basis at fair value.

Securities sold, not yet purchased, at fair value, represent obligations of the Company to deliver the specified security and thereby create a liability to purchase the security in the market at prevailing prices. The Company's liability for securities to be delivered is measured at their fair value as of the date of the statement of financial condition.

Derivative Contracts

Derivative contracts can be exchange-traded or privately negotiated over-the-counter ("OTC"). Exchange-traded derivatives, such as exchange-traded option contracts, are typically classified within level 1 or level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded. OTC derivatives, such as generic forwards and swaps, are classified as level 2 when their inputs can be corroborated by market data. OTC derivatives with significant inputs that cannot be corroborated by readily available or observable market data are classified as level 3.

The Company's direct involvement with derivative financial instruments primarily consists of exchange-listed options. Fair values for those option contracts are based on quoted market prices. The Company utilizes foreign exchange forward contracts to reduce its exposure to fluctuations in foreign exchange rates. These instruments are recorded at fair value based on available market data and are classified within level 2 of the fair value hierarchy.

Due to Related Parties

Due to related parties is presented net on the statement of financial condition, pursuant to a netting agreement in place between the Ultimate Parent and all affiliated entities.

The Company provides execution and clearing services for some of its affiliates. The Company engages in various other securities-related activities with affiliates including, but not limited to, securities financing transactions and strategic/financial advisory services. The Company also maintains an uncommitted line of credit agreement with the Ultimate Parent.

Affiliates of the Company may advance amounts and pay certain expenses on behalf of the Company. These amounts settle in the ordinary course of business.

Please refer to Note 11, "Related Party Transactions", and Note 12, "Guarantees and Off-Balance Sheet Arrangements", for additional information and disclosures.

Corporate Finance and Syndicate Fees Receivable

Corporate finance and syndicate fees receivable includes amounts receivable for syndicate fees earned on underwriting transactions, merger and acquisition advisory fees, and receivables from corporate finance and banking clients for reimbursable expenses paid by the Company on their behalf. Syndicate fees

payable includes amounts owed to other syndicate members on underwriting transactions, merger and acquisition advisory fees.

Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from brokers, dealers, and clearing organizations includes amounts receivable for securities failed to deliver by the Company to a purchaser by the settlement date, amounts receivable from broker-dealers and clearing organizations and commissions receivable from broker-dealers.

Payable to brokers, dealers and clearing organizations includes amounts payable for securities failed to receive by the Company from a seller by the settlement date, amounts payable to broker-dealers and clearing organizations for unsettled trades and payables for deposits held in proprietary accounts of brokers and dealers.

Receivables and payables with brokers, dealers and clearing organizations arising from unsettled regular-way transactions are presented net (assets less liabilities) across balances with the same counterparty. The Company's receivable from and payable to brokers, dealers and clearing organizations balances are held at multiple financial institutions.

Please refer to Note 6, "Receivable from and Payable to Brokers, Dealers and Clearing Organizations", for additional information.

Receivable from and Payable to Customers

Receivable from customers includes amounts owed by customers on cash and margin transactions, recorded on a settlement date basis on the statement of financial condition.

Payable to customers primarily consists of amounts owed to customers for securities transactions not completed on settlement date, cash and short sale activity recorded on a settlement date basis on the statement of financial condition, and other miscellaneous customer payables.

Securities owned by customers, including those that collateralize margin, are not reflected as assets of the Company on the statement of financial condition. The Company holds these securities with the intention of settlement against customer orders and are held as collateral for customer receivables.

Please refer to Note 7, "Receivable from and Payable to Customers", for additional information and disclosures.

Receivable from and Payable to Subordinated Customers

Receivable from and Payable to Subordinated Customers include amounts owed to or due from affiliated customers, where the Company and its affiliate have entered into non-conforming subordination agreements.

Please refer to Note 11, "Related Party Transactions", for additional information and disclosures.

Cowen and Company, LLC
Notes to Statement of Financial Condition
December 31, 2022

Collateralized Agreements

Securities Borrowed and Securities Loaned
Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received on a gross basis. Securities borrowed transactions require the Company to deposit cash or securities as collateral with the lender. With respect to securities loaned, the Company receives cash or securities as collateral from the borrower. When the Company receives securities as collateral, and has concluded it (i) is the transferor and (ii) can pledge the securities to third parties, the Company recognizes the securities received as collateral at fair value in Securities owned, at fair value with the corresponding obligation to return the securities received as collateral at fair value in securities sold, not yet purchased, at fair value. At December 31, 2022 the Company had no securities received as collateral related to securities lending transactions. Securities received as collateral are not recognized when the Company either (i) is not the transferor or (ii) cannot pledge the securities to third parties. The initial collateral advanced or received approximates or is greater than the market value of securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or returned, as necessary. Securities borrowed and loaned may also result in credit exposures for the Company in an event that the counterparties are unable to fulfill their contractual obligations. The Company applies CECL methodology and minimizes its credit risk by continuously monitoring its credit exposure and collateral values by demanding additional or returning excess collateral in accordance with the netting provisions available in the master securities lending contracts in place with the counterparties (see 'Allowance for Credit Losses' above).

Please refer to Note 4, "Fair Value Measurements, Securities Borrowed, and Securities Loaned", and Note 12, "Guarantees and Off-Balance Sheet Arrangements", for additional information and disclosures.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase
Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amount plus accrued interest. Repurchase agreements are transactions in which a firm buys or sells financial instruments from/to a counterparty, typically in exchange for cash, and simultaneously enters into an agreement to resell or repurchase the same or substantially the same financial instruments to/from such counterparty at a stated price plus accrued interest at a future date. When the Company receives securities as collateral, and has concluded it (i) is the transferor and (ii) can pledge the securities to third parties, the Company recognizes the securities received as collateral at fair value in Securities owned, at fair value with the corresponding obligation to return the securities received as collateral at fair value in Securities sold, not yet purchased, at fair value.

Offsetting of Derivative Financial Instruments and Securities Financing Agreements
To reduce credit risk exposure associated with derivative activities and securities financing transactions, the Company may enter into master netting agreements, master securities lending agreements, master repurchase agreements or similar agreements and collateral arrangements with counterparties. A master agreement creates a single contract under which all transactions between two counterparties are executed allowing for trade aggregation and a single net payment obligation. Master agreements provide protection in bankruptcy in certain circumstances and, where legally enforceable, enable receivables and payables with the same counterparty to be settled or otherwise eliminated by applying amounts due against all or a

portion of an amount due from the counterparty or a third-party. Under our ISDA master netting agreements, the Company typically also executes credit support annexes, which provide for collateral, either in the form of cash or securities, to be posted by or paid to a counterparty based on the fair value of the derivative receivable or payable based on the rates and parameters established in the credit support annex.

In the event of the counterparty's default, provisions of the master agreement permit acceleration and termination of all outstanding transactions covered by the agreement such that a single amount is owed by, or to, the non-defaulting party. In addition, any collateral posted can be applied to the net obligations, with any excess returned; and the collateralized party has a right to liquidate the collateral. Any residual claim after netting is treated along with other unsecured claims in bankruptcy court.

The conditions supporting the legal right of offset may vary from one legal jurisdiction to another and the enforceability of master netting agreements and bankruptcy laws in certain countries or in certain industries is not free from doubt. The right of offset is dependent both on contract law under the governing arrangement and consistency with the bankruptcy laws of the jurisdiction where the counterparty is located. Industry legal opinions with respect to the enforceability of certain standard provisions in respective jurisdictions are relied upon as a part of managing credit risk. In cases where the Company has not determined an agreement to be enforceable, the related amounts are not offset. Master netting agreements are a critical component of the Company's risk management processes as part of reducing counterparty credit risk and managing liquidity risk.

The Company is also a party to clearing agreements with various central clearing parties. Under these arrangements, the central clearing counterparty facilitates settlement between counterparties based on the net payable owed or receivable due and, with respect to daily settlement, cash is generally only required to be deposited to the extent of the net amount. In the event of default, a net termination amount is determined based on the market values of all outstanding positions and the clearing organization or clearing member provides for the liquidation and settlement of the net termination amount among all counterparties to the open contracts or transactions.

Please refer to Note 4, "Fair Value Measurements, Securities Borrowed, and Securities Loaned" for additional information and disclosures.

Goodwill and Intangible Assets

Goodwill
Goodwill represents the excess of the purchase price consideration of acquired companies over the estimated fair value assigned to the individual assets acquired and liabilities assumed. Once goodwill has been allocated to the reporting unit, it generally no longer retains its identification with a particular acquisition but instead becomes identifiable with the reporting unit. As a result, all of the fair value of reporting unit is available to support the value of goodwill allocated to the unit.

In accordance with US GAAP requirements for testing for impairment of goodwill, the Company tests goodwill for impairment on an annual basis, or at an interim period if events or changed circumstances would more likely than not reduce the fair value of a reporting unit below its carrying amount. In testing for goodwill impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances led to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, the Company concludes that fair value exceeds its carrying amount, then performing a

quantitative impairment test is not necessary. If the Company concludes otherwise, the Company is required to perform a quantitative impairment test that requires a comparison of the fair value of the reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying value, the related goodwill is not considered impaired and no further analysis is required. If the carrying value of the reporting unit exceeds its fair value, then the Company recognizes an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value.

Intangible Assets

Intangible assets with finite lives are amortized over their estimated average useful lives. The Company does not have any intangible assets deemed to have indefinite lives. Intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that an asset or asset group's carrying value may not be fully recoverable. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the estimated undiscounted cash flows from the use or disposition of the asset or asset group is less than the corresponding carrying value. The Company continually monitors the estimated average useful lives of existing intangible assets.

Please refer to Note 13, "Goodwill and Intangible Assets" for additional information and disclosures.

Reserves for Contingencies

The Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither reserve nor disclosure is required for losses that are deemed remote.

Please refer to Note 9, "Commitments and Contingencies, for additional information and disclosures.

Share-Based Compensation

Share-based awards relate to the Company's allocated equity grants under the Ultimate Parent's equity and incentive compensation plans.

Please refer to Note 8, "Share-Based Payments, Deferred Compensation and Employee Ownership Plans" for additional information and disclosures.

Income Taxes

The Company is a single member limited liability company that is disregarded for income tax purposes. The Company is included in the consolidated federal and combined state and local tax returns filed by the Ultimate Parent. The Ultimate Parent elects not to allocate the consolidated amount of current and deferred tax expenses to its disregarded subsidiaries, including the Company.

Foreign Currency Transactions

The U.S. dollar is the Company's functional and reporting currency. Assets and liabilities denominated in non-U.S. currencies are translated into U.S dollar based on current rates, which are spot rates prevailing on the date of the statement of financial condition.

Other Assets

Other assets consist primarily of research and monitoring fees receivable, prepaid expenses and miscellaneous receivables.

Compensation Payable

Compensation payable includes accruals for estimated discretionary cash bonuses, commissions, salaries and benefits. Annual incentive compensation is variable, and the amount paid is generally based on a combination of employees' performance, their contribution to their business, and the Company's performance.

Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities primarily consist of contingent consideration payable, and accrued expenses including clearing related fees, deferred income, accounts payable, and other miscellaneous liabilities.

Recent Pronouncements

There are no recently issued or recently adopted pronouncements that are expected to have an impact to the Company's statement of financial condition.

3. Segregated Cash

As of December 31, 2022, cash segregated under federal and other regulations of $89.8 million consisted of cash deposited in Customer Reserve Bank Accounts and cash deposited in PAB Reserve Bank Accounts.

4. Fair Value Measurements, Securities Borrowed, and Securities Loaned

The Ultimate Parent has established valuation policies and procedures and an internal control infrastructure over its fair value measurement of financial instruments. In the event that observable inputs are not available, the control processes are designed to ensure that the valuation approach utilized is applicable, reasonable and consistently applied. Where a pricing model is used to determine fair value, these control processes include reviews of the methodology and inputs for both reasonableness and applicability. Consistent with best practices, recently executed comparable transactions and other observable market data are used for the purposes of validating both the model and the assumptions used to calculate fair value. Independent of trading and valuation functions, the Ultimate Parent's valuation committee in conjunction with its price verification team, plays an important role in determining that financial instruments are appropriately valued and that fair value measurements are both reasonable and reliable. This is particularly important where prices or valuations that require inputs are less observable. The valuation committee is comprised of senior management, including non-investment professionals, who are responsible for overseeing and monitoring the pricing of the Company's investments.

The US GAAP fair value leveling hierarchy is designated and monitored on an ongoing basis. In determining the designation, the Company takes into consideration a number of factors including the observability of inputs, liquidity of the investment and the significance of a particular input to the fair value measurement. Designations, models, pricing vendors, third party valuation providers and inputs used to derive fair market value are subject to review by the valuation committee and the internal audit group. The Company reviews its valuation policy guidelines on an ongoing basis and may adjust them in light of, improved valuation metrics and models, the availability of reliable inputs and information, and prevailing market conditions. The Company regularly reviews a profit and loss report, as well as other periodic reports, and analyzes material

changes from period to period in the valuation of its investments as part of its control procedures. The Company also performs back testing on a regular basis by comparing prices observed in executed transactions to previous valuations.

The following tables present the assets and liabilities that are measured at fair value on a recurring basis on the accompanying statement of financial condition by caption and by level within the valuation hierarchy as of December 31, 2022:

(in thousands)	Assets at Fair Value as of December 31, 2022			
	Level 1	Level 2	Level 3	Total
Securities owned				
Common stock, ETFs and units	$ 167,135	$ 1,566	$ 1,149	$ 169,850
Warrants and rights	19,450	—	9,238	28,688
Corporate bonds	—	6,740	863	7,603
Preferred stock	7	3,496	—	3,503
Private Investments	—	—	404	404
Receivable on derivative contracts				
Options	28,197	—	—	28,197
	$ 214,789	$ 11,802	$ 11,654	$ 238,245

(in thousands)	Liabilities at Fair Value as of December 31, 2022			
	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased				
Common stock, ETFs and units	$ 247,250	$ —	$ —	$ 247,250
Corporate bonds	—	31		31
Preferred stock	4	3,080	—	3,084
Payable on derivative contracts				
Options	8,710	—	—	8,710
Currency swaps	—	2	—	2
Currency forwards	—	33	—	33
Accounts payable, accrued expenses and other liabilities				
Contingent consideration liability [(a)]	—	—	11,034	11,034
	$ 255,964	$ 3,146	$ 11,034	$ 270,144

(a) In accordance with the terms of the purchase agreement for the acquisition of MHT Partners, LP ("MHT") that closed during 2020, the Company is required to pay to the sellers a portion of future revenues of the acquired business, if certain targets are achieved through the period ended December 31, 2024. The Company estimated the contingent consideration liability using a combination of Monte Carlo and Discounted Cash Flow methods which require the Company to make estimates and assumptions regarding the future cash flows and profits. Changes in these estimates and assumptions could have a significant

impact on the amounts recognized. The undiscounted amounts for the MHT acquisition have no minimum or maximum as it is calculated based on revenue.

The fair market value for level 3 securities may be highly sensitive to the use of industry standard models, unobservable inputs and subjective assumptions. The degree of fair market value sensitivity is also contingent upon the subjective weight given to specific inputs and valuation metrics. The Company may hold various financial instruments where different weight may be applied to industry standard models representing standard valuation metrics such as: discounted cash flows, market multiples, comparative transactions, capital rates, recovery rates and timing, and bid levels. Generally, changes in the weights ascribed to the various valuation metrics and the significant unobservable inputs in isolation may result in significantly lower or higher fair value measurements. Volatility levels for warrants are not readily observable and subject to interpretation. The interrelationship between unobservable inputs may vary significantly amongst level 3 securities as they are generally highly idiosyncratic. Significant increases (decreases) in any of those inputs in isolation can result in a significantly lower (higher) fair value measurement.

The following table includes quantitative information as of December 31, 2022 about the significant unobservable inputs used in the fair value measurement for financial instruments classified within level 3:

	Quantitative Information about Level 3 Fair Value Measurements				
(in thousands)	Fair Value at December 31, 2022	Valuation techniques	Unobservable Inputs	Range	Weighted Average
Level 3 Assets					
Common stock, ETFs and units [a]	$ 1,149				
Warrants and rights [a]	9,238	Option pricing model	Volatility	170%	170%
Corporate bonds [a]	863				
Private Investments [a]	404				
Total Assets	$ 11,654				
Level 3 Liabilities					
Contingent consideration liability	$ 11,034	Discounted cash flows	Discount rate	6.8%-11%	8.9%
		Monte Carlo simulation	Volatility	21%	21%
Total Liabilities	$ 11,034				

(a) The quantitative disclosures exclude financial instruments for which the determination of fair value is based on prices from recent transactions.

Receivable on and Payable for derivative contracts, at fair value

The Company predominantly enters into derivative transactions to satisfy client needs and to manage its own exposure to market and credit risks resulting from its trading activities. The Company's direct exposure to derivative financial instruments include exchange-listed option contracts, currency swaps and currency forwards. The Company's derivatives trading activities exposes the Company to certain risks, such as price and interest rate fluctuations, volatility risk, credit risk, counterparty risk, foreign currency movements and changes in the liquidity of markets. The notional value of currency forwards in payable on derivative contracts, at fair value is $5.5 million and the notional value of swap forwards in payable on derivative contracts, at fair value is $17.0 million. The quantity of options contracts in receivable on derivative contracts, at fair value is 94 thousand contracts and the quantity of options contracts in payable on derivative contracts, at fair value is 94 thousand contracts.

The following table presents the gross and net derivative positions and the related offsetting amount as of December 31, 2022:

(in thousands)	Gross amounts recognized	Gross amounts offset on the Statement of Financial Condition (a)	Net amounts included on the Statement of Financial Condition	Gross amounts not offset on the Statement of Financial Condition	
				Financial instruments	Net amounts
Receivable on derivative contracts, at fair value	$ 28,197	$ —	$ 28,197	$ —	$ 28,197
Payable on derivative contracts, at fair value	8,745	—	8,745	—	8,745

(a) Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.

Cowen and Company, LLC
Notes to Statement of Financial Condition
December 31, 2022

Other financial assets and liabilities

The following table presents the carrying values and fair values, of financial assets and liabilities and information on their classification within the fair value hierarchy which are not measured at fair value on a recurring basis.

	December 31, 2022		Fair Value Hierarchy
(in thousands)	Carrying Amount	Fair Value	
Financial Assets			
Cash	$ 411,461	$ 411,461	Level 1
Segregated cash	89,807	89,807	Level 1
Securities borrowed, net of allowance	2,369,351	2,369,351	Level 2
Reverse repurchase agreements	121,718	121,718	Level 2
Deposits with clearing organizations and brokers	83,114	83,114	Level 1
Financial Liabilities			
Securities loaned	1,840,791	1,840,791	Level 2
Repurchase agreements	133,130	133,130	Level 2

Collateralized Agreements

The following table presents the contractual gross and net securities borrowing and lending agreements and repurchase agreements and the related offsetting amount as of December 31, 2022:

				Gross amounts not offset on the Statement of Financial Condition		
(in thousands)	Gross amounts recognized	Gross amounts offset on the Statement of Financial Condition (a)	Net amounts included on the Statement of Financial Condition	Financial instruments	Cash Collateral pledged (b)	Net amounts
Securities borrowed, net of allowance	$ 2,369,351	$ —	$ 2,369,351	$ 2,311,957	$ —	$ 57,394
Reverse repurchase agreements	121,718	—	121,718	120,953	—	765
Securities loaned	1,840,791	—	1,840,791	1,840,791	—	—
Repurchase agreements	133,130	—	133,130	133,130	—	—

(a) Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.
(b) Includes the amount of cash collateral held/posted.

The following table presents gross obligations for securities loaned and repurchase agreements by remaining contractual maturity and class of collateral pledged as of December 31, 2022:

(in thousands)	Open and Overnight	Up to 30 days	31-90 days	Greater than 90 days	Total
Securities loaned					
Common stock	$ 1,633,126	$ —	$ —	$ —	$ 1,633,126
Corporate bonds	207,665	—	—	—	207,665
Securities sold under agreement to repurchase					
Corporate bonds	72,474	60,656	—	—	133,130

5. Deposits with Clearing Organizations and Brokers

Deposits with clearing organizations and brokers as of December 31, 2022 are as follows:

(in thousands)	Receivable from
Clearing organizations	
Cash	$ 66,722
Clearing brokers	
Cash	11,808
Money market funds	4,584
Total	$ 83,114

6. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers, and clearing organizations as of December 31, 2022 are as follows:

(in thousands)	Receivable from	Payable to
Broker-dealers	$ 129,213	$ 19,515
Trade date receivable/payable	153,046	279,881
Securities failed to deliver/receive	25,031	26,984
Clearing organizations	43,915	28,128
Commissions and fees	6,127	—
Commission management	—	7,854
Allowance for credit losses	(350)	—
Total	$ 356,982	$ 362,362

Cowen and Company, LLC
Notes to Statement of Financial Condition
December 31, 2022

7. **Receivable from and Payable to Customers**

Receivable from and payable to customers as of December 31, 2022 are as follows:

(in thousands)	Receivable from	Payable to
Securities transactions not completed on settlement date	$ 33,300	$ 122,446
Commission recapture payable and other	—	3,026
Total	$ 33,300	$ 125,472

8. Share-Based Payments, Deferred Compensation and Employee Ownership Plans

Share-Based Payments
Certain employees of the Company participate in the 2010 and 2020 Ultimate Parent's Equity Incentive Plan (the "Equity Plans"). The Equity Plans permit the grant of options, restricted shares, restricted stock units ("RSU") and other equity-based awards to the Company's employees and directors. Stock options granted generally vest over two-to-five-year periods and expire seven years from the date of grant. Restricted shares and restricted share units issued, both of which are eligible to accrue dividend equivalents, may be immediately vested or may generally vest over a two-to-five-year period. Awards are subject to the risk of forfeiture, inclusive of accrued dividend equivalents.

In accordance with the expense recognition provisions of ASC Topic 718, Compensation - Stock Compensation, the Ultimate Parent amortizes unearned compensation associated with share-based awards on a straight-line basis over the vesting period of the option or award, net of forfeitures. The fair value of restricted shares and restricted stock units is determined based on the number of shares or units granted and the quoted price of the Ultimate Parent's Class A common stock on the date of grant. The Company records compensation cost for share-based awards as an allocation to member's equity from the Ultimate Parent.

Restricted Shares and Restricted Stock Units Granted to Employees
Restricted shares and restricted stock units are referred to collectively as "restricted stock". The following table summarizes the restricted stock activity, allocated to the Company by the Ultimate Parent, for the year ended December 31, 2022:

	Nonvested Restricted Stock	Weighted-Average Grant-Date Fair Value
Balances at beginning of year	3,663,798	$ 26.52
Granted	1,693,144	31.73
Vested	(1,630,129)	22.22
Forfeited	(69,937)	22.08
Balances at end of year	3,656,876	$ 30.96

Included in the restricted stock activity are performance-linked restricted stock units which were awarded from March 2016 through March 2022. Certain of the awards granted have the ability to be cash settled when the attained award exceeds a certain percentage of granted amount. The cash portion of the award has been bifurcated from the equity component and recorded as a compensation payable in the statement of financial condition. The outstanding balance as of December 31,2022, vest on December 31, 2023 and December 31, 2024 will be earned only to the extent that the Ultimate Parent attains specified market conditions relating to its volume-weighted average share price and total shareholder return in relation to certain benchmark indices and performance goals relating to aggregate net income and average return on shareholder equity. The actual number of attained shares ultimately earned could vary from zero, if performance goals are not met, to as much as 240% of the targeted award. The fair value of restricted stock is determined based on the number of shares granted by the Ultimate Parent and the quoted price of the Ultimate Parent's common stock on the date of grant.

Defined Contribution Plans

The Ultimate Parent sponsors a Retirement and Savings Plan which is a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code (the "401(k) Plans"). All full-time eligible employees can contribute on a tax deferred basis and an after-tax basis to the 401(k) Plans up to federal contribution limits or up to 100% of their annual compensation, subject to certain limitations. The Ultimate Parent provides matching and profit-sharing contributions to employees that are equal to a specified percentage of the eligible participant's contribution as defined by the 401(k) Plans.

Forgivable Loans

A portion of certain employees' compensation is paid in the form of a forgivable loan. These forgivable loans provide for a cash payment up-front to employees, with the amount due back to Cowen Services Company, LLC ("CSC") forgiven over a vesting period. An employee that voluntarily ceases employment, or is terminated with cause, is generally required to pay back to CSC any unvested forgivable loans granted to them. The vesting period on forgivable loans is generally one to three years.

9. Commitments and Contingencies

Commitments

The Company has entered into agreements with certain information technology and clearing service providers including, but not limited to, Fidessa Corporation, Broadridge Financial Solutions Inc, Bloomberg LP, Raptor Trading Systems Inc, Instinet, Iqvia Inc and Markit. As of December 31, 2022, the Company's annual minimum guaranteed payments under these agreements are as follows:

2023	$	15,572
2024		8,965
2025		4,677
2026		3,253
2027		3,257
Thereafter		4,100
	$	39,824

Contingencies

In the ordinary course of business, the Company and its affiliates and current and former officers, directors and employees (the "Company and Related Parties") can be named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and Related Parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various U.S., state, foreign and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities. The Company is currently cooperating with the SEC in connection with an investigation of the Company's business' compliance with record preservation requirements relating to business communications and/or electronic messaging channels. The SEC is reportedly conducting similar investigations of record preservation practices at other broker-dealers and investment advisors.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter. For many legal and regulatory matters, the Company is unable to estimate a range of reasonably possible loss.

In accordance with US GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure would include an estimate of the reasonably possible loss or range of loss for those matters, for which an estimate can be made. Neither a reserve nor disclosure is required for losses that are deemed remote.

The Company has not established any reserves for other claims, since in the opinion of management, the likelihood of liability is not probable nor reasonably estimable. In addition, most of the various claims against the Company are in early stages of discovery or claimants seek indeterminate damages. Therefore, the Company cannot reasonably determine the possible outcome, the timing of ultimate resolution or estimate a range of possible loss, or impact related to each currently pending matter.

10. Regulatory Requirements

Regulatory Capital

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 ("SEA Rule 15c3-1") which requires the maintenance of minimum net capital. The Company computes net capital under the alternative method and is required to maintain minimum net capital, as defined in SEA Rule 15c3-1(a)(4), equal to the greater of $1.5 million or 2% of aggregate debits arising from customer transactions as shown in the Computation for Determination of Customer Account Reserve Requirements pursuant to SEA Rule 15c3-3 ("2% of aggregate debits") plus 10% of excess margin collateral on reverse repurchase agreements under SEA Rule 15c3-1. As an introducing broker registered with the CFTC, the Company is also subject to the net capital requirements of Regulation 1.17 of the Commodities Exchange Act ("Regulation 1.17"). Under Regulation 1.17, the Company is required to maintain net capital equal to or in excess of $45,000 or the amount of net capital required by SEA Rule 15c3-1, whichever is greater. At December 31, 2022 the Company's net capital was $482.3 million, which exceeded minimum requirements under SEA Rule 15c3-1 by $478.3 million. Advances to affiliates, repayment of borrowings, distributions, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEA Rule 15c3-1 and other SROs.

As an options clearing member of the Options Clearing Corporation ("OCC"), under OCC Rule 302 the Company is also required to maintain net capital equal to the greater of $2 million or 2% of aggregate debits.

The Company maintains certain assets in proprietary accounts ("PAB Accounts") held at its various clearing brokers, and those balances are considered allowable assets for net capital purposes, pursuant to agreements between the Company and its clearing brokers, which require, among other things, that the clearing brokers perform computations for PAB Accounts and segregate certain balances on behalf of the Company, if applicable.

Customer Protection

The Company is required to compute a reserve requirement for customer accounts, as defined in SEA Rule 15c3-3. The Company conducts customer reserve computations in order to determine the amount of cash or acceptable qualified securities it is required to deposit in Customer Reserve Bank Accounts pursuant to SEA Rule 15c3-3. As of December 31, 2022 the Company had segregated cash of $49.4 million on deposit in Customer Reserve Bank Accounts.

The Company is also required to compute a reserve requirement for introducing broker and swap dealer PAB Accounts, as defined in SEA Rule 15c3-3. The Company conducts PAB Account reserve computations in order to determine the amount it is required to deposit in PAB Reserve Bank Accounts pursuant to SEA Rule 15c3-3. This allows each correspondent firm that uses the Company as its clearing broker-dealer to classify its PAB Account assets held at the Company as allowable assets in the correspondent's net capital calculation. As of December 31, 2022, the Company had segregated cash of $40.4 million on deposit in PAB Reserve Bank Accounts.

11. Related Party Transactions

In the normal course of business, the Company enters into transactions with related parties, including the Ultimate Parent and certain other affiliated entities. Due to related parties is presented net on the statement of financial condition, pursuant to a netting agreement in place between the Ultimate Parent and all affiliated entities, and is settled net with CSC.

Balances with related parties included in the statement of financial condition are as follows:

(in thousands)

Assets	Affiliate	December 31, 2022
Securities borrowed	Cowen Financial Products LLC	$ 1,071,295
Receivable from brokers, dealers and clearing organizations	Cowen Financial Products LLC	1,769
Receivable from brokers, dealers and clearing organizations	Cowen Execution Services Limited	158
Receivable from subordinated customers	Cowen Overseas Investment LP	5,101
Interest and dividends receivable	Cowen Financial Products LLC	4,591
Interest and dividends receivable	ATM Execution LLC	331
Interest and dividends receivable	Cowen International Limited	251
Interest and dividends receivable	Silver Strike Capital Inc	18
Other assets	TriArtisan Capital Advisors LLC	3,050
Other assets	Cowen Germany AG	366
Liabilities		
Securities loaned	ATM Execution LLC	$ 640,953
Payable to brokers, dealers and clearing organizations	Cowen Financial Products LLC	1,484
Payable to brokers, dealers and clearing organizations	Westminster Research Associates LLC	558
Payable to customers	Cowen International Limited	17,894
Payable to subordinated customers	Cowen Investments II, LLC	8,950
Payable to subordinated customers	Silver Strike Capital Inc	6,116
Interest and dividends payable	ATM Execution LLC	1,327
Interest and dividends payable	Silver Strike Capital Inc	245
Interest and dividends payable	Cowen International Limited	25
Interest and dividends payable	Cowen Financial Products LLC	2
Due to related parties	Cowen Services Company, LLC	63,473

Collateralized Agreements

The Company engages in securities financing transactions with affiliates Cowen Financial Products LLC ("CFP") and ATM Execution, LLC ("ATM"). These transactions are recorded at the amount of cash collateral advanced or received, in securities borrowed and securities loaned.

Trade Execution and Clearance

The Company provides trade execution and/or clearing services to ATM, Cowen Execution Services Limited ("CESL") and Cowen International Limited ("CIL"), affiliated broker-dealers, including providing introduced or omnibus clearance to their customers.

The Company provides clearing services to and maintains margin and collateral from CFP, a registered securities-based swap dealer, which are included in payable to brokers, dealers and clearing organizations on the statement of financial condition. The Company additionally provides custody services to CFP.

The Company also provides clearing services to and maintains margin and collateral from CIL, SLST and CWINV, which are included in receivable from and payable to customers and receivable from and payable to subordinated customers on the statement of financial condition.

The Company has a commission sharing agreement with Westminster Research Associates LLC ("WRA"), an affiliated broker-dealer. The Company remits to WRA a portion of commissions generated from trades executed for soft dollar credits as part of the commission sharing agreement. The Company pays an administration fee to WRA for each trade executed as part of the agreement, included in payable to brokers, dealers and clearing organizations on the statement of financial condition.

Investment Banking

The Company provides placement and sales agent services associated with debt restructuring to the Ultimate Parent.

The Company shares investment banking fees from strategic/financial advisory participation by Cowen Germany AG's clients, included in other receivables, net of allowance on the statement of financial condition.

The Company may receive securities from underwriting securities issuances, which it sells for cash consideration to CWINV.

Other Revenue

The Company facilitates the execution of board of director monitoring fees on behalf of customers of an affiliate, TriArtisan Capital Advisors LLC.

Financing Arrangements

The Company maintains uncommitted line of credit agreements with the Ultimate Parent. Please refer to Note 12, "Guarantees and Off-Balance Sheet Arrangements", for additional information and disclosures.

Support Arrangements

The Company previously entered into a service level agreement with CSC, in which the employment of certain of the Company's employees was assigned and transferred to CSC. Under this agreement, CSC is responsible for the compensation-related payments to these employees for their performance of services provided to the Company, and the Company records the related amounts payable to CSC in due to related parties on the statement of financial condition. CSC also agreed to provide certain administrative and other support services to the Company.

The Company licenses a proprietary banking software product from an affiliate, Cowen Europe AG.

WRA provides use of their proprietary software, Commission Management Utility, and associated materials.

CESL, CIL and Cowen and Company (Asia) Limited have employees that support the Company's business operations.

The Company also provides sales, marketing and trading support to ATM and CIL.

12. Guarantees and Off-Balance Sheet Arrangements

Customer Activities and Credit Risk

In securities transactions, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts.

In margin transactions, the Company extends credit to clients collateralized by cash and securities in their account. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' financial condition and credit ratings. The Company seeks to control the risk associated with its customer margin transactions by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company also monitors required margin levels daily and, pursuant to its guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

The Company typically enters into securities lending transactions in order to fund non-standard settlements and to earn residual interest rate spreads. Under these transactions, the Company receives cash collateral. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. The Company mitigates the risk of the counterparty not returning the loaned securities by monitoring the market values daily and requiring additional cash as collateral when necessary, and when applicable, participating in a risk-sharing program offered through the OCC. At December 31, 2022 the Company had gross obligations relating to securities loaned of $1.8 billion of which cash collateral totaling $1.8 billion was received. These securities loaned are equities and corporate bonds that have no contractual maturity and may be recalled on demand at any time, subject to a two-day notice period.

Please refer to Note 4, "Fair Value Measurements, Securities Borrowed, and Securities Loaned", for further information and disclosures.

In the normal course of business, the Company obtains securities under securities borrowed and custody agreements on terms which permits the Company to repledge or resell the securities to others. At December 31, 2022 the Company had borrowed securities of $2.3 billion of which cash collateral totaling

$2.4 billion was given to counterparties, included on the statement of financial condition as securities borrowed, net of allowance.

Market Risk

Market risk represents the risk of loss that may result from the change in value of a financial instrument due to fluctuations in its market price. Market price may be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. The Company's exposure to market risk is primarily related to the fluctuation in the fair values of securities owned and sold, but not yet purchased and its role as a financial intermediary in customer trading and market making. Market risk is inherent in financial instruments and risks arise in options, warrants and derivative contracts from changes in the fair values of their underlying financial instruments. Securities sold, not yet purchased, at fair value represent obligations of the Company to deliver specified securities at a contracted price and thereby create a liability to purchase the securities at prevailing future market prices. The Company trades in equity securities as an active participant in both listed and OTC markets. The Company typically maintain securities in inventory to facilitate its market making activities and customer order flow. The Company may use a variety of risk management techniques and hedging strategies in the ordinary course of its trading business to manage its exposures. In connection with the Company's trading business, management also reviews reports appropriate to the risk profile of specific trading activities. Typically, market conditions are evaluated and transaction details and securities positions are reviewed. These activities are intended to ensure that the Company's trading strategies are conducted within acceptable risk tolerance parameters, particularly when it commits its own capital to facilitate client trading. Activities include price verification procedures, position reconciliations and reviews of transaction booking. The Company believes that these procedures, which stress timely communications between traders, trading management and senior management, are important elements of the risk management process.

Guarantees

The Company provides access to execution venues for certain customers via sponsored line agreements. These customers transmit non-solicited trade orders directly to the execution venue. The Company monitors the activity but is exposed to the risk of loss should the customer not meet its settlement obligations. The Company is billed for activity flowing through these lines and is reimbursed by the client. The Company is exposed to credit risk in the event that the client is unable to fulfill its settlement obligations with respect to these charges. The Company may maintain cash at financial institutions in excess of federally insured limits. The Company has not experienced any material losses in such accounts and does not believe it is exposed to significant credit risks.

In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the counterparty's underlying securities, thereby reducing the associated risk of the position to the changes in the market value of the security through settlement date. At December 31, 2022 there were no amounts to be indemnified to these clearing brokers pursuant to these agreements.

Off-Balance Sheet Arrangements

The Company loans securities temporarily to other brokers in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company manages this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral or returning collateral when necessary.

The Company enters into secured and unsecured borrowing agreements to obtain funding necessary to cover daily securities settlements with clearing organizations. At times funding is required for unsettled customer delivery versus payment and riskless principal transactions, as well as to meet deposit requirements with clearing organizations. Secured arrangements are collateralized by the securities.

The Company maintains uncommitted financing arrangements with affiliates and non-affiliates, the details of which are summarized below as of December 31, 2022. All non-affiliated arrangements are with large financial institutions.

(in thousands)

Secured / Unsecured	Lender	Maturity Date	Rate	Contractual Amount	Available Amount
Unsecured	Ultimate Parent	None	Federal Funds effective rate plus 2%	$ 300,000	$ 300,000
Unsecured	Ultimate Parent	March 24, 2026	1-month London Inter-bank Offered Rate plus 3.25%; Alternative base rate plus 2.25%	25,000	25,000
Unsecured	Non-affiliate	None	Prime Rate	25,000	25,000
Secured	Non-affiliate	None	Federal Funds effective rate plus 0.80%	75,000	75,000
Secured	Non-affiliate	None	Federal Funds effective rate plus 1%	150,000	150,000
Unsecured	Non-affiliate	May 19, 2023	Federal Funds effective rate plus 2.5%	150,000	150,000
			Total	$ 725,000	$ 725,000

13. Goodwill and Intangible Assets

Goodwill

In accordance with US GAAP, the Company tests goodwill for impairment on an annual basis or at an interim period if events or changed circumstances would more likely than not reduce the fair value of a reporting unit below its carrying amount. Under US GAAP, the Company first assesses the qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amounts as a basis for determining if it is necessary to perform a quantitative impairment test. Periodically estimating the fair value of a reporting unit requires significant judgment and often involves the

use of significant estimates and assumptions. These estimates and assumptions could have a significant effect on whether or not an impairment charge is recorded and the magnitude of such a charge.

Annual Impairment Test

The Company performed its annual impairment test at July 1, 2022 by assessing qualitative factors to determine whether it is more likely than not that the fair value of its reporting units is less than their carrying amounts. The Company determined that a quantitative impairment test was not necessary based on the analysis.

Intangible Assets

Information for the Company's intangible assets that are subject to amortization is presented below as of December 31, 2022:

(in thousands)	Amortization Period (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	4 - 14	$ 29,647	$ 16,987	$ 12,660
Backlog	1	6,100	6,100	$ —
Trade Name	1 - 3	431	398	33
Non-Compete	5	344	155	189

The Company tests intangible assets for impairment if events or circumstances suggest that the asset groups carrying value may not be fully recoverable. The Company did not recognize any impairment of intangible assets during the year ended December 31, 2022.

14. Subsequent Events

The Company has evaluated events through February 24, 2023, the date the statement of financial condition was issued and has determined that there were no subsequent events requiring adjustment or disclosure to the statement of financial condition, except the below.

On January 13, 2023, the Company made a cash distribution to the Parent of $100 million.